

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Tamir Levinas
President and Chief Executive Officer
ProGaming Platforms Corp.
113 Barksdale Professional Center
Newark, DE  19711

> **Re:   ProGaming Platforms Corp**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed October 6, 2010**
> **File No. 333-168527**

Dear Mr. Levinas:

We have reviewed the above-referenced filing and the related response letter dated October 6, 2010, and have the following comment.  If indicated, we think you should revise your document in response to this comment.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated August 31, 2010.

Exhibits

1.     Please amend to include a currently dated consent of Weinberg & Baer LLC. This exhibit must be filed as part of each amendment to your registration statement and may not be excluded as "previously filed."

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456, with any other questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew M. Crispino
Attorney-Advisor

cc:    Via Facsimile (011) (972) 8-936-6000
       SRK Law Offices